[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 30, 2018

Via EDGAR and Courier

Kim McManus

Office of Real Estate and Commodities
Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             AHS Holding Company, Inc.
Draft Registration Statement on Form 10-12B
Submitted January 23, 2018
CIK File No. 0001727263

Dear Ms. McManus:

On behalf of our client, AHS Holding Company, Inc. (“AHS” or the “Company”), currently a wholly owned subsidiary of ServiceMaster Global Holdings, Inc. (“ServiceMaster”), this letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange to the Company’s Draft Registration Statement on Form 10, confidentially submitted to the Commission on January 23, 2018 (the “Registration Statement”), contained in your letter dated February 16, 2018 (the “Comment Letter”).

We note that, in connection with this letter, we are confidentially submitting an amendment to the Registration Statement (“Amendment No. 1”) electronically via the EDGAR system on the date hereof.  Additionally, we are separately furnishing to the Staff a hard copy of this letter, along with four copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.  All page references in the responses set forth below refer to pages of Amendment No. 1.

Form 10

Exhibit Index, page iv

1.              You currently identify a number of “form of” agreements. Please tell us if you will execute any of these agreements before effectiveness of the Form 10.

Response:  In response to the Staff’s comment, we respectfully inform the Staff that the Company expects to execute the Separation and Distribution Agreement shortly after ServiceMaster’s board of directors approves and sets the record date for the distribution.  The Company also expects to execute the Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement and Stockholder and Registration Rights Agreement shortly after executing the Separation and Distribution Agreement.  This may occur before the effectiveness of the Form 10, in which case the Company would file the executed versions of such agreements as exhibits to the Form 10, or shortly thereafter, in which case the Company would file the executed versions of such agreements as exhibits to a Form 8-K.  The Company has included forms of the Separation and Distribution Agreement, Transition Services Agreement and Registration Rights Agreement as exhibits to Amendment No. 1.

Exhibit 99.1

Questions and Answers about the Separation and Distribution, page 8

2.              We note your expectation that ServiceMaster will agree to vote any shares of AHS it retains in proportion to the votes cast by your other stockholders. Please clarify if ServiceMaster “will” agree to vote its AHS shares, rather than characterizing this as a forward-looking expectation.

Response:  In response to the Staff’s comment, page 8 of Amendment No. 1 has been revised.

Risk Factors

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free . . ., page 35

3.              To the extent practicable, please quantify the range of potential tax liability you and ServiceMaster could incur in the event the IRS were to prevail in a challenge regarding the tax-free treatment of the transaction.

Response:  In response to the Staff’s comment, we respectfully inform the Staff that the Company has submitted a “transaction ruling” request to the IRS in respect of the U.S. federal income tax treatment of the separation and distribution.  It is a condition to the distribution that the Company receive a satisfactory ruling from the IRS.  The Company’s transaction ruling request sets forth in detail the proposed steps of the separation and distribution — including (i) the contribution of assets to AHS in exchange for AHS stock and debt, (ii) the exchange of AHS debt for ServiceMaster debt, (iii) the distribution of AHS stock to ServiceMaster shareholders and (iv) the disposition of any retained AHS stock following the distribution — and requests a ruling from the IRS that these (and certain related) transactions will not give rise to gain or loss for U.S. federal income tax purposes.  Accordingly, we would not expect the IRS to challenge the tax-free treatment of the transaction.

In the event that the IRS does successfully challenge the tax-free treatment of the transaction, we respectfully note that the referenced risk factor on page 35 of the Form 10 is in form and substance consistent with (and in some respects more detailed than) similar risk factors provided by other companies in their registration statements on Form 10 for prior separation transactions (including separation transactions for which the relevant company did not obtain a transaction ruling from the IRS).  A number of recent examples are set forth below:

•                  GCP Applied Technologies Inc. in its separation from W. R. Grace & Co. included a risk factor titled “If the distribution and certain related transactions fail to qualify under applicable Internal Revenue Code provisions, Grace, the Company and Grace shareholders could be subject to significant tax liabilities and, in certain circumstances, the Company could be required to indemnify Grace for material taxes and other related amounts pursuant to indemnification obligations under the Tax Sharing Agreement”;

•                  Cars.com Inc. in its separation from TEGNA Inc. included a risk factor titled “There could be significant liability if the distribution is determined to be a taxable transaction”;

•                  Varex Imaging Corporation in its separation from Varian Medical Systems, Inc. included a risk factor titled “If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Varian, Varex and Varian stockholders could be subject to significant tax liabilities, and, in certain circumstances, Varex could be required to indemnify Varian for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement”;

•                  Ingevity Corporation in its separation from WestRock Company included a risk factor titled “There could be significant liability if the separation, distribution and/or certain related transactions are determined to be taxable”; and

•                  Gannett SpinCo, Inc. in its separation from Gannett Co., Inc. included a risk factor titled “There could be significant liability if the distribution is determined to be a taxable transaction.”

Given that the distribution is conditioned on the receipt of a satisfactory IRS ruling, and that the risk factor in the Form 10 is in form and substance consistent with a number of recent examples, we respectfully submit that we do not consider additional disclosure about a successful IRS challenge to be necessary.

The Separation and Distribution

Incurrence of Debt, page 51

4.              We note your disclosure regarding the amount to be available under your revolving credit facility and the amount of principal to be borrowed on your term facilities. To the extent that significant terms of the new debt are known, please provide them. Include interest rates, maturity dates, collateral requirements (if any), and any other known material terms.

Response:  In response to the Staff’s comment, we respectfully inform the Staff that such terms of the new debt are not yet known.  The Company will revise the related disclosure in a subsequent amendment to the Registration Statement.

Business, page 64

5.              We note your disclosure on page 32 that your business is subject to non-solicitation and no-hire covenants. Please provide more detailed disclosure in this section regarding these restrictions and the potential impact on your opportunities to expand your business.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 33 of Amendment No. 1 to remove references to the non-solicitation and no-hire covenants. After further review of AHS’s contracts and business operations, we respectfully advise the Staff that AHS’s business will generally not be subject to non-solicitation and no-hire covenants following the distribution, except in connection with the separation as provided for in the Separation and Distribution Agreement.

Note 3. Significant Accounting Policies

Restricted Net Assets, page F-11

6.              We note the third party restrictions on the ability of certain of your subsidiaries to transfer funds to you in the amount of $151 million as of December 31, 2016. Please advise us how you considered the disclosure requirements of Rule 4-08(e) and Rule 5-04, Schedule I of Regulation S-X.

Response:  In response to the Staff’s comment, we respectfully inform the Staff that the Company had considered the disclosure requirements of Rule 4-08(e) and Rule 5-04, Schedule I of Regulation S-X and determined that they are not applicable to the Company’s combined financial statements, given there is not a parent company currently consolidating the combined entities.

The third party restrictions disclosed pertain to state regulatory restrictions imposed on certain of the Company’s subsidiaries that require such subsidiaries to maintain minimum capital and net worth requirements, thereby restricting the ability of such subsidiaries to transfer funds to other subsidiaries of the Company.

We respectfully inform the Staff that AHS Holding Company, Inc. was incorporated in the State of Delaware on January 2, 2018 for the purpose of holding ServiceMaster’s American Home Shield business in connection with the separation and distribution.  The disclosure requirements of Rule 4-08(e) will be assessed for the quarter ending March 31, 2018 and, as applicable, will be considered for disclosure in accordance with Article 10 (a)(5) of Regulation S-X in a subsequent amendment to the Registration Statement. The disclosure requirements of Rule 5-04, Schedule I of Regulation S-X will be assessed for the year ending December 31, 2018. Based on the restrictions that currently exist, we would expect to include Schedule I in the Company’s 2018 annual report.

*                               *                                *                               *                                *                               *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1233 or my colleague, S. Iliana Ongun, at (212) 403-1048.

Sincerely yours,

/s/ Andrew R. Brownstein
Andrew R. Brownstein

cc:                                Nikhil Varty, Chief Executive Officer, ServiceMaster Global Holdings, Inc.

Dirk Gardner, Vice President, Associate General Counsel – Corporate & Assistant

Secretary, ServiceMaster Global Holdings, Inc.